July 19, 2005

Mail Stop 4561

Daniel B. Hunter
President, Chief Executive Officer and Chief Financial Officer
Encore Clean Energy, Inc.
375 Water Street
Suite 610
Vancouver, BC Canada V6B 5C6

Re: Item 4.02 Form 8-K
        Filed May 16, 2005
        File No. 000-26047

Dear Mr. Hunter:

    We have reviewed your response letter dated June 23, 2005 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K

1. We have considered your response to our previous comment. We are still unsure
    how you have determined that your internal controls over financial reporting were
    operating effectively as of the dates noted in light of your restatement. Please tell
    us how you have evaluated the internal control weakness that lead to your
    restatement within the context of PCAOB AS #2. Refer to paragraph 140 of
    PCAOB AS#2 in your response.

    Please provide the information requested above within 5 business days from the
date of this letter. The information should be filed as correspondence on EDGAR.

    Any questions regarding the above should be directed to me at (202) 551-3438.

                                        Sincerely,

                                        Robert F. Telewicz, Jr.
                                        Staff Accountant